August 6, 2020

VIA EDGAR TRANSMISSION

Alberto Zapata, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066 (“Registrant”)

Dear Mr. Zapata:

On April 24, 2020, the Registrant, on behalf of its proposed series, Sterling Capital Focus Equity ETF (the “Fund”), filed an amendment to the registration statement under the Securities Act of 1933 on Form N-1A. In a telephone conversation on June 8, 2020, you provided me with comments to the amendment. Below, please find your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

Prospectus

Principal Investment Strategies

Comment 1: Please explain the Fund’s investment strategy in greater detail. The current disclosure does not explain how investments will be chosen. Please identify the specific criteria for security selection because “high growth, high profitability, strong financial strength and attractive valuation” are too subjective. Any random selection of 15-30 growth stocks from the Russell 1000 Growth Index could arguably meet the Fund’s investment strategy as written.

Response: The adviser employs an active management strategy, which means that subjectivity will always be a factor. The investment methodology the adviser employs to select individual stocks is proprietary and a valuable asset. Like many other active fund managers, the adviser carefully weighs what it discloses, recognizing that sufficient disclosure must be provided so that an investor can make an informed investment decision. With that in mind, the Registrant has amended its disclosure below to provide more specificity without divulging its proprietary method:

Alberto Zapata, Esq.

August 6, 2020

The Fund is an actively managed exchange traded fund (“ETF”). The Fund seeks to outperform the Russell 1000 Growth Index with a portfolio of 15 to 30 ~~growth~~ stocks. The adviser employs a bottom-up fundamental investment process to select stocks in companies that, in its view, demonstrate potential for sustainable competitive advantages, visible reinvestment opportunities, and have experienced management teams. These companies have the potential for consistent revenue and free cash flow growth, ~~high growth,~~ high profitability, strong balance sheets ~~financial strength~~ and attractive valuations compared to their peers, although each individual holding may not have all of these qualities. No holding typically is more than 20% of the Fund’s portfolio and 60% of the Fund’s portfolio generally is comprised of equity securities each issued by companies with capitalization in excess of $10 billion. Under normal market conditions, the Fund invests at least 80% of the Fund’s net assets plus any borrowing for investment purposes in equity securities.

The adviser uses fundamental research and quantitative screening to identify companies that meet the adviser’s criteria set forth above. ~~growth, profitability, financial strength and valuation criteria. In the due diligence process, the adviser may analyze company’s business models, management teams and SEC filings, as well as valuation models and internal research reports and other factors, to determine which could generate long-term growth~~. Quantitative screening metrics may include, but are not limited to, revenue growth, free cash flow growth, return on equity, return on invested capital, interest coverage ratio, net debt to EBITDA, enterprise value to EBITDA, and free cash flow yield. Because of its focused investment strategy, the Fund is non-diversified, meaning that the Fund invests a greater percentage of its assets in significantly fewer securities than a diversified fund.

The Fund’s holdings are regularly reviewed by the investment team at least weekly for the purposes of analyzing the holdings ~~and ranked~~ to determine which holdings have the best return/risk ~~ratio~~ potential. A position is sold ~~if~~ when the portfolio manager, with the assistance of the investment team’s analysis, determines that the perceived reward for owning the security no longer outpaces the perceived risk, selling the position is necessary to make room for a perceived better position, there is a change in the position’s initial thesis or the position’s weighting approaches 20% of the Fund’s holdings.

~~From time to time, the Fund holds cash, cash equivalents and money market funds.~~

Comment 2: Please specify the geopolitical scope of the Fund’s investments to correspond with the Fund’s disclosure of “Market and Geopolitical Risk.”

Alberto Zapata, Esq.

August 6, 2020

Response: The Registrant has amended its disclosure of “Market Risk” to state the following:

Market ~~and Geopolitical~~ Risk: The increasing interconnectivity between global economies and financial markets increases the likelihood that events or conditions in one region or financial market may adversely impact issuers in a different ~~country,~~ region or financial market. Securities in the Fund’s portfolio may underperform due to inflation (or expectations for inflation), interest rates, global demand for particular products or resources, natural disasters, pandemics, epidemics, terrorism, regulatory events and governmental or quasi-governmental actions. The occurrence of global events similar to those in recent years, such as terrorist attacks around the world, natural disasters, social and political discord or debt crises and downgrades, among others, may result in market volatility and may have long term effects on ~~both~~ the U.S. ~~and global~~ financial market~~s~~. It is difficult to predict when similar events affecting the U.S. ~~or globa~~l financial market~~s~~ may occur, the effects that such events may have and the duration of those effects. Any such event(s) could have a significant adverse impact on the value and risk profile of the Fund’s portfolio. The current novel coronavirus (COVID-19) global pandemic and the aggressive responses taken by many governments, including closing borders, restricting international and domestic travel, and the imposition of prolonged quarantines or similar restrictions, as well as the forced or voluntary closure of, or operational changes to, many retail and other businesses, has had negative impacts, and in many cases severe negative impacts, on ~~markets worldwide~~ the U.S. financial market. It is not known how long such impacts, or any future impacts of other significant events described above, will or would last, but there could be a prolonged period of global economic slowdown, which may impact your Fund investment. Therefore, the Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates can have the same impact on all types of securities and instruments. In times of severe market disruptions, you could lose your entire investment.

Comment 3: In the third paragraph under the heading “Principal Investment Strategies,” please identify how often the Fund’s holdings are reviewed (i.e., daily, weekly, monthly, etc.).

Response: The Registrant refers to its response to Comment 1.

Comment 4: Please confirm that the last paragraph under the heading “Principal Investment Strategies” is a temporary defensive position. If so, please move to the Fund’s Item 9 disclosures under an appropriate heading in accordance with Instruction 6 to Item 9(b)(1) of Form N-1A.

Alberto Zapata, Esq.

August 6, 2020

Response: The Registrant has deleted the last paragraph under the heading “Principal Investment Strategies” on page 1 of the Prospectus and added the following paragraph to page 7 of the Prospectus:

TEMPORARY DEFENSIVE POSITIONS: To respond to adverse market, economic, political or other conditions, the Fund may invest 100% of its total assets, without limitation, in cash, cash equivalent and money market funds. While the Fund is in a defensive position, the opportunity to achieve its investment objective will be limited. Furthermore, to the extent that the Fund invests in money market mutual funds for cash positions, there will be some duplication of expenses because the Fund pays its pro-rata portion of such money market funds’ advisory fees and operational fees.

Principal Investment Risks

Comment 5: The Fund’s disclosure of “Concentration Risk” suggests the Fund’s investments are concentrated in particular sectors. If sector risk is a principal risk of the Fund, please add to the list of principal risk disclosures and add corresponding disclosure to the Fund’s principal investment strategies.

Response: The Registrant has deleted the disclosure of “Concentration Risk.”

Portfolio Managers

Comment 6: Please note that in the disclosure of portfolio managers on page 8 of the Prospectus, only those portfolio managers who are primarily responsible for the day-to-day management of the Fund should be listed in the summary prospectus.

Response: The Registrant has confirmed that Colin Ducharme and Jeremy Lopez share primary responsibility for the day-to-day management of the Fund.

Additional Information About Principal Investment Strategies and Related Risks

Comment 7: Please be sure to carry through any of the foregoing comments to the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus as necessary.

Response: The Registrant has considered each of the foregoing comments as they may apply to its disclosures in the “Additional Information About Principal Investment Strategies and Related Risks.”

Alberto Zapata, Esq.

August 6, 2020

Comment 8: The Staff notes that the Registrant’s Item 4 disclosures are nearly identical to its Item 9 disclosures. Please consider whether the Registrant’s Item 4 disclosures can summarize its Item 9 disclosures. See IM Guidance Update No. 2014-08, “Guidance Regarding Mutual Fund Enhanced Disclosure.”

Response: The Registrant has amended its Item 9 disclosures to state the following:

The Fund is an actively managed exchange traded fund (“ETF”). The Fund seeks to outperform the Russell 1000 Growth Index with a portfolio of 15 to 30 ~~growth~~ stocks. The adviser employs a bottom-up fundamental investment process to select stocks in companies that, in its view, demonstrate potential for sustainable competitive advantages, visible reinvestment opportunities, and have experienced management teams. These companies have the potential for consistent revenue and free cash flow growth, ~~high growth,~~ high profitability, strong balance sheets ~~financial strength~~ and attractive valuations compared to their peers, although each individual holding may not have all of these qualities. No holding typically is more than 20% of the Fund’s portfolio and 60% of the Fund’s portfolio generally is comprised of equity securities each issued by companies with capitalization in excess of $10 billion. Under normal market conditions, the Fund invests at least 80% of the Fund’s net assets plus any borrowing for investment purposes in equity securities.

The adviser uses fundamental research and quantitative screening to identify companies that meet the adviser’s growth, profitability, financial strength and valuation criteria. Quantitative screening metrics may include, but are not limited to, revenue growth, free cash flow growth, return on equity, return on invested capital, interest coverage ratio, net debt to EBITDA, enterprise value to EBITDA, and free cash flow yield. In the due diligence process, the adviser may analyze company’s business models, management teams and SEC filings, as well as valuation models and internal research reports and other factors, to determine which could generate long-term growth. Because of its focused investment strategy, the Fund is non-diversified, meaning that the Fund invests a greater percentage of its assets in significantly fewer securities than a diversified fund.

The Fund’s holdings are regularly reviewed by the investment team at least weekly for the purposes of analyzing the holdings ~~and ranked~~ to determine which holdings have the best return/risk ~~ratio~~ potential. A position is sold ~~if in~~ when the portfolio manager, with the assistance of the investment team’s analysis, determines that the perceived reward for owning the security no longer outpaces the perceived risk, selling the position is necessary to make room for a perceived better position, there is a change in the position’s initial thesis or the position’s weighting approaches 20% of the Fund’s holdings.

~~From time to time, the Fund holds cash, cash equivalents and money market funds.~~

Alberto Zapata, Esq.

August 6, 2020

Statement of Additional Information

Comment 9: In the first investment restriction listed on page 14 of the Statement of Additional Information, please summarize what types of securities would be permitted under the Investment Company Act of 1940 as amended.

Response: The Registrant has amended its disclosures to state the following:

1.	Issue senior securities, except as otherwise permitted under the 1940 Act, and the rules and regulation promulgated thereunder, which allow a borrowing from a bank where the fund maintains an asset coverage ratio of at least 300% while the borrowing is outstanding.

If you have any questions, please call Bibb L. Strench at (202) 973-2727 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser

Bibb L. Strench